EXHIBIT A

PLAN OF ARRANGEMENT

under Section 193 of the
Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	"Amalgamation" means the amalgamation of Baytex and Baytex ExchangeCo pursuant to the Arrangement;

(c)	"AmalgamationCo" means the corporation formed on the amalgamation of Baytex and Baytex ExchangeCo pursuant to the Arrangement;

(d)
"Amended and Restated Series A Debenture Indenture" means the amended and restated Series A Debenture Indenture, to be entered into among New Baytex, the Series A Debenture Guarantors and Valiant Trust Company, pursuant to which, among other things, New Baytex shall assume the rights and obligations of the Trust under the Series A Debenture Indenture and the Series A Debenture Guarantors shall ratify and confirm the Guarantees;

(e)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f)
"Arrangement Agreement" means the arrangement agreement dated as of October 25, 2010 among the Trust, Baytex, Baytex ExchangeCo and New Baytex providing for the implementation of the Arrangement, as amended, supplemented or restated from time to time;

(g)	"Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted on by the Unitholders at the Meeting;

(h)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(i)	"Baytex" means Baytex Energy Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of the Trust;

(j)	"Baytex Common Shares" means the common shares in the capital of Baytex;

(k)	"Baytex ExchangeCo" means Baytex ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

(l)	"Baytex ExchangeCo Common Shares" means the common shares in the capital of Baytex ExchangeCo;

(m)	"Baytex Partnership" means Baytex Energy Partnership, a general Alberta partnership, the partners of which are Baytex and Baytex Oil & Gas Ltd.;

(n)
"Baytex Unit Fair Market Value" means the weighted average trading price of a Unit on the Toronto Stock Exchange for the 10 trading days preceding the Effective Date or, if the Units are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Baytex Unit Fair Market Value shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

(o)	"Board of Directors" means the board of directors of Baytex;

(p)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open in the City of Calgary, Alberta, for the transaction of banking business;

(q)	"Certificate" means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(r)	"Court" means the Court of Queen's Bench of Alberta;

(s)	"Depositary" means Valiant Trust Company, or such other Person as may be designated by Baytex;

(t)
"Dissent Rights" means the right of a registered Unitholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA as modified by the Interim Order;

(u)	"Dissenting Unitholders" means registered Unitholders who validly exercise Dissent Rights;

(v)	"Distribution" means a distribution paid by the Trust in respect of the Units;

(w)	"DRIP" means the distribution reinvestment plan of the Trust;

(x)	"Effective Date" means the date the Arrangement becomes effective under the ABCA;

(y)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(z)	"Exchangeable Shares" means the exchangeable shares of Baytex which are exchangeable for Units;

(aa)
"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb)	"Guarantees" means the guarantee of the Series A Debentures provided by the Series A Debenture Guarantors in the Series A Debenture Indenture;

(cc)
"Governmental Entity" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd)	"Incentive Plan" means the trust unit rights incentive plan of the Trust;

(ee)	"Incentive Right" means a trust unit incentive right granted pursuant to the Incentive Plan;

(ff)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg)
"Letter of Transmittal" means the letter of transmittal to be sent to the Unitholders pursuant to which such holders are required to deliver certificates representing their Units in order to receive the New Baytex Shares issuable to them pursuant to the Arrangement;

(hh)	"Meeting" means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof;

(ii)	"New Baytex" means Baytex Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Baytex;

(jj)	"New Baytex Shares" means the common shares in the capital of New Baytex;

(kk)	"New DRIP" means the dividend reinvestment plan of New Baytex;

(ll)	"New Incentive Rights" means rights to acquire New Baytex Shares issued to holders of Incentive Rights in exchange for such rights in accordance with the terms of the Incentive Plan;

(mm)
"Notes" means the 12% unsecured subordinated promissory notes issued by Baytex and held by the Trust pursuant to the plan of arrangement completed on September 2, 2003 and other promissory notes issued by Baytex or any of the Trust's other operating entities to the Trust from time to time;

(nn)
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(oo)	"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

(pp)	"Series A Debenture Guarantors" means Baytex, Baytex Oil & Gas Ltd., Baytex Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd.;

(qq)	"Series A Debenture Indenture" means the trust indenture made as of August 26, 2009 among the Trust, the Series A Debenture Guarantors and Valiant Trust Company;

(rr)	"Series A Debentures" means the 9.15% series A senior unsecured debentures of the Trust due August 26, 2016 and issued pursuant to the Series A Debenture Indenture;

(ss)	"Tax Act" means the Income Tax Act (Canada), as the same may be amended, including the regulations promulgated thereunder;

(tt)
"Taxable Income" means the amount, if any, by which the income of the Trust for its taxation year ending December 31, 2010 computed in accordance with the provisions of the Tax Act (other than paragraph 82(1)(b) and subsection 104(6) thereof) exceeds the amount that became payable or was deemed to become payable to Unitholders in the Trust's taxation year ending December 31, 2010 (other than amounts that became payable to Unitholders on a redemption of Units or amounts that constituted returns of capital);

(uu)
"Transition Incentive Plan" means the common share rights incentive plan of New Baytex governing the New Incentive Rights issued in exchange for Incentive Rights in accordance with the terms of the Incentive Plan and the Plan of Arrangement;

(vv)	"Trust" means Baytex Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Trust Indenture;

(ww)	"Trust Indenture" the third amended and restated trust indenture of the Trust between the Trustee and Baytex made as of May 20, 2008;

(xx)	"Trustee" means the trustee of the Trust, presently Valiant Trust Company;

(yy)	"Unitholders" means the holders from time to time of the Units; and

(zz)	"Units" means the trust units of the Trust.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4 Unless the context otherwise required, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6 References in this Plan to times shall be deemed to be Mountain Standard Time.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Trust; (iii) the Trustee; (iv) New Baytex; (v) Baytex; and (vi) Baytex ExchangeCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially at the times specified.

Amendment to Trust Indenture

(a)	at 4:57 p.m. on the Effective Date, the Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Unitholders

(b)
at 4:59 p.m. on the Effective Date, the Units held by Dissenting Unitholders who have exercised Dissent Rights which remain valid immediately prior to 4:59 p.m. on the Effective Date shall, as of 4:59 p.m. on the Effective Date, be deemed to have been transferred to the New Baytex and cancelled and cease to be outstanding, and as of 4:59 p.m. on the Effective Date, such Dissenting Unitholders shall cease to have any rights as Unitholders of the Trust other than the right to be paid the fair value of their Units by New Baytex;

Final Distributions to Unitholders

(c)
at 5:00 p.m. on the Effective Date, the Trust shall determine the names of the Unitholders of record at such time and those Unitholders shall be entitled to receive the Distribution declared on or about December 15, 2010 to holders of record on December 31, 2010, which distribution shall be payable on or about January 17, 2011;

Exchange of Units for New Baytex Shares

(d)
at 11:59 p.m. on the Effective Date, each Unit shall be sold, assigned and transferred to New Baytex (free of any claims) in exchange for New Baytex Shares on the basis of one New Baytex Share for each Unit so sold, assigned and transferred;

Stated Capital of the New Baytex Shares

(e)	at 11:59 p.m. on the Effective Date, the aggregate amount allocated to the stated capital in respect of the New Baytex Shares issued under subsection 3.1(d) shall be $1.4 billion;

Redemption of New Baytex Shares

(f)
at 11:59 p.m. on the Effective Date, the New Baytex Share held by Baytex shall be redeemed by New Baytex for an amount equal to the Baytex Unit Fair Market Value and such New Baytex Share shall be cancelled;

Incentive Plan

(g)	at 11:59 p.m. on the Effective Date:

(i)	the Transition Incentive Plan shall become effective, and

(ii)	each Incentive Right shall be exchanged for a New Incentive Right in accordance with the terms of the Incentive Plan;

New DRIP

(h)
at 11:59 p.m. on the Effective Date, the New DRIP shall become effective, all participants in the DRIP will be deemed to be participants in the New DRIP without any further action on their part and any declared but unpaid Distributions to a person deemed to be a participant in the New DRIP will be automatically applied to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP;

Dissolution of the Trust

(i)
at 12:01 a.m. on January 1, 2011, all of the property and assets of the Trust (including, without limitation, the Baytex Common Shares, the Baytex ExchangeCo Common Shares and the Notes) shall be transferred to New Baytex and New Baytex shall assume all of the liabilities and obligations of the Trust (including, without limitation, the liabilities and obligations of the Trust in respect of the Series A Debentures and any declared but unpaid Distributions);

(j)
at 12:01 a.m. on January 1, 2011, New Baytex shall assume all of the obligations of the Trust under the Series A Debentures and the Series A Debenture Indenture, and the Amended and Restated Series A Debenture Indenture shall become effective;

(k)	at 12:01 a.m. on January 1, 2011, the Trust shall be dissolved and shall thereafter cease to exist and the Trust Indenture shall be terminated; and

Amalgamation of Baytex and Baytex ExchangeCo

(l)	at 12:01 a.m. on January 1, 2011, Baytex and Baytex ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)	the stated capital of all of the Baytex ExchangeCo Common Shares shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of AmalgamationCo shall be the same as the articles of Baytex ExchangeCo and the name of AmalgamationCo shall be "Baytex Energy Ltd.";

(iii)	the Baytex ExchangeCo Common Shares shall be cancelled without any repayment of capital;

(iv)	the Exchangeable Shares held by Baytex ExchangeCo shall be cancelled;

(v)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vi)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(x)
the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xi)	the by-laws of AmalgamationCo shall be the by-laws of Baytex ExchangeCo until repealed, amended, altered or added to;

(xii)	the first directors of AmalgamationCo shall be the directors of Baytex;

(xiii)	the first officers of AmalgamationCo shall be the officers of Baytex;

(xiv)	the registered office of AmalgamationCo shall be the registered office of Baytex; and

(xv)	the amalgamation shall be deemed to be effective at 12:01 a.m. on January 1, 2011 and articles of amalgamation shall be filed with the Registrar to be effective on such day;

provided that if any of the foregoing steps fails to occur or be completed then all of such steps will be deemed not to have occurred.

3.2 Each of the parties referred to in Section 3.1 shall make the appropriate entries in their securities registers to reflect the matters referred to in Section 3.1.

ARTICLE 4

OUTSTANDING CERTIFICATES

4.1 Subject to Section 3.1(a), after the time of exchange specified in the Plan, certificates formerly representing Units shall represent only the right to receive upon surrender as contemplated by Section 4.2: (a) the certificates representing New Baytex Shares which the former holder of such Units is, subject to this 4.1, entitled to receive pursuant to Article 3; and (b) dividends or distributions with respect thereto pursuant to Section 4.3, subject to compliance with the requirements set forth in this Article 4.

4.2 New Baytex shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Holder of Units of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units, either: (i) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or (ii) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder; certificates representing the number of New Baytex Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto).

4.3 All monies received by the Depositary on behalf of persons who immediately prior to the Effective Time were registered holders of Units that are exchanged pursuant to the Arrangement shall be either: (a) paid (net of applicable withholding and other taxes) and delivered by the Depositary to such persons as soon as reasonably practicable following receipt of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units;  or (b) where the person was a registered holder of Units and is deemed to be a participant in the New DRIP, such monies will be applied automatically for the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.

4.4 Subject to any applicable legislation relating to unclaimed personal property, any certificate formerly representing Units that is not deposited with all other documents as provided in Section 4.2 on or before the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the  right of the holder of the certificate formerly representing such Units to receive New Baytex Shares (and any dividends and distributions thereon). On such date, subject to any applicable legislation relating to unclaimed personal property, the New Baytex Shares (together with all dividends or distributions thereon) shall be returned to New Baytex and such New Baytex Shares shall be cancelled.

4.5 New Baytex and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former holder of Units or any holder of New Baytex Shares, such amounts as either New Baytex or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New Baytex and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New Baytex and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and New Baytex and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5

DISSENTING UNITHOLDERS

5.1 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Unitholder shall, at the time specified in the Plan, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder's Units.  A Dissenting Unitholder who is paid the fair value of the holder's Units shall be deemed to have transferred the holder's Units to New Baytex for cancellation in accordance with the Plan, notwithstanding the provisions of section 191 of the ABCA.  A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder's Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units, notwithstanding the provisions of section 191 of the ABCA.  The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall the Trust or New Baytex be required to recognize such Dissenting Unitholder as a Unitholder after the time specified in the Plan and the names of such holders shall be removed from the applicable register of Unitholders as at the time specified in the Plan of Arrangement.  For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6

AMENDMENTS

6.1 New Baytex, Baytex, Baytex ExchangeCo and the Trust each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of New Baytex, Baytex, Baytex ExchangeCo and the Trust;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Unitholders in the manner required by the Court (if so required).

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the agreement of Baytex and New Baytex; provided that, it concerns a matter which, in the reasonable opinion of Baytex and New Baytex is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Units.